

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2020

Jan Goetgeluk
Chief Executive Officer
Virtuix Holdings Inc.
1826 Kramer Lane, Suite H
Austin, TX 78758

> **Re: Virtuix Holdings Inc.**
> **Amendment No. 1 to**
> **Offering Statement on Form 1-A**
> **Filed October 5, 2020**
> **File No. 024-11309**

Dear Mr. Goetgeluk:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 25, 2020 letter.

Amendment No. 1 to the Offering Statement on Form 1-A

Cover Page

1.   Please clarify, if true, that the Series A-2 Preferred Stock is convertible into one share of common stock unless the conversion price is subsequently adjusted due to anti-dilution provisions.

The Current Offering, page 8

2. Please disclose the number of each series of preferred stock outstanding before and after the offering. Include the shares of Series A-2 Preferred Stock that SI Securities will receive upon conversion of notes it received for placement agent services provided to the company in connection with a prior security offering. Also indicate the number of shares of each series of Preferred Stock into which your other outstanding convertible notes are convertible.

Other Terms, page 18

3. Please clarify whether all purchases will be made through the online platform or whether investors may purchase by other means. If investors may purchase other than through the platform, clarify whether the 2% transaction fee will still apply. If not, please revise the disclosure throughout the offering circular to make clear that investors will be paying a 2% premium if they purchase through the online platform.

Plan of Distribution, page 18

4. Please disclose that, when an investor subscribes to purchase Series A-2 Preferred Stock, the investor will join as a party to the Investors' Rights Agreement, the Right of First Refusal Agreement, and the Voting Agreement. Disclose the material terms of these agreements under "Securities to be Offered" and provide a cross-reference to that description.

5. Disclose the number of shares of Series A-2 Preferred Stock that SI Securities will receive upon conversion of the convertible notes.

Use of Proceeds to Issuer, page 20

6. You indicate that you may pre-pay 18% Notes with the net proceeds of the offering. Please describe the material terms of the notes. If the notes were issued within one year from the offering, describe the use of the proceeds from the notes. Refer to Instruction 6 to Item 6 of the Offering Circular format of Form 1-A.

Trend Information, page 33

7. Your revised disclosure on page 33 refers to Q1 2020, Q2 2020, and Q3 2020. Please revise to clarify if you are referring to the quarters in your fiscal 2021.

8. Please revise to disclose the Omni Arena revenues for the first and third quarters of fiscal 2021.

Securities Being Offered, page 39

9.   Please discuss the exclusive forum provisions in your certificate of incorporation. Also provide risk factor disclosure that discusses the risks to investors of limiting the forums in which to bring claims. With respect to the federal forum provision for Securities Act claims, address potential enforceability concerns in light of the fact that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Finally, state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Notes to Consolidated Financial Statements
Note 1. Nature of Operations, page 51

10. We note your response to prior comment 8. Please tell us whether VML_ZH conducts any operations in China through contractual arrangements with VIEs. If so, please revise to disclose the name of any VIEs, how you are able to consolidate the VIE and any risks related to consolidating a VIE.

Exhibits

11. Please revise the exclusive forum provisions in your subscription agreements filed as Exhibits 4.1 and 4.2 to state whether the provisions apply to actions arising under the Securities Act or Exchange Act.

12. Exhibits 1.1, and 1.2 are an amendment and a side letter to the underwriting agreement ("Issuer Agreement") for the offering. Please also file the Issuer Agreement. Similarly, Exhibits 3.1 through 3.3 are amendments to the Amended and Restated Investors' Rights Agreement, Amended and Restated Right of First Refusal Agreement and Voting Agreement. Please file the underlying agreements.

General

13. In the subscription agreement filed as Exhibit 4.2, an investor may pay for the Series A-2 Preferred Stock through cancellation of non-convertible short-term indebtedness held by the investor. Disclose in the subscription agreement and throughout the offering circular whether you will consider the cancellation of debt in determining whether the minimum offering amount of $1.0 million has been met. Also revise your Use of Proceeds disclosure to take into account that you may not receive cash for the Series A-2 Preferred Stock.

You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 or Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Michael C. Foland, Attorney-Advisor, at (202) 551-6711 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Andrew Stephenson